Exhibit 3.701
ARTICLES OF INCORPORATION
FOR
OSCAR’S COLLECTION SYSTEM
OF FREMONT INC.
     I, the undersigned, a natural person of the age of twenty-one years, or more, acting as an incorporator of a corporation under the Nebraska Business Corporation Act, adopt the following Articles of Incorporation for such Corporation:
ARTICLE I
NAME
     The name of the Corporation is: Oscar’s Collection System of Fremont Inc.
ARTICLE II
DURATION
     The period of the Corporation’s duration is perpetual.
ARTICLE III
PURPOSES
     The purposes for which this Corporation is organized are:
     (a) To conduct a business of operating automated refuse collection and disposal systems.
     (b) To do everything necessary, proper, advisable or convenient for the accomplishment of the purposes hereinabove set forth, and to do all other things incidental thereto or connected therewith which are not forbidden by the laws of the State of Nebraska or by these Articles of Incorporation.
ARTICLE IV
POWERS
     The Corporation shall have and exercise all powers and rights conferred upon corporations by the Nebraska Business Corporation Act and any enlargement of such powers conferred by subsequent legislative acts, and, in addition thereto, the Corporation shall have and exercise all powers and rights, not otherwise denied corporations by the Laws of the State of Nebraska, as are necessary, suitable, proper, convenient, or expedient to the attainment of the purposes set forth in Article III above.
ARTICLE V
AUTHORIZED SHARES
     The aggregate number of shares which the Corporation shall have the authority to issue is One Hundred thousand (100,000) shares of common stock and the par value of each of said shares shall be One Dollar ($1.00).

ARTICLE VI
INTEREST OF DIRECTORS IN TRANSACTIONS
     In the absence of fraud, no contract or other transaction between the Corporation and any other person, corporation, firm, syndicate, association, partnership, or joint venture shall be wholly or partially invalidated or otherwise affected by reason of the fact that one or more of the directors of the Corporation are or become directors or officers of such other corporation, firm, syndicate, or association, or members of such partnership or joint venture, or are pecuniarily or otherwise interested in such contractual transaction, provided that the fact that such director or directors of the Corporation are so situated or so interested or both, shall be disclosed or shall have been known to the Board of Directors of the Corporation. Any director of officer of the Corporation who is also a director or officer of such other corporation, firm, syndicate, or association, or a member of such partnership, or joint venture, or pecuniarily or otherwise interested in such contract or transaction, may be counted for the purpose of determining the existence of a quorum at any meeting of the Board of Directors which shall authorize any such contract or transaction and in the absence of fraud, and as long as he acts in good faith, any such director may vote thereat to authorize any such contract or transaction, with like force and effect as if he were not a director or officer or such other corporation, firm, syndicate, or association, or a member of such partnership, or joint venture, or pecuniarily or otherwise interested in such contract or transaction.
ARTICLE VII
STOCKHOLDERS’ LIABILITY
     The private property of any of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.
ARTICLE VIII
INITIAL REGISTERED OFFICE AND INITIAL REGISTERED AGENT
     The street address of the initial registered office of the Corporation is: 525 Farm Credit Building, Omaha, Nebraska, 68102, and the address of the registered agent at such address is Timothy J. McReynolds.
ARTICLE IX
NAME AND ADDRESS OF INCORPORATORS
     The name and address of the Incorporator is:
Timothy J. McReynolds
525 Farm Credit Building
Omaha, Nebraska 68102
Dated: October 1, 1977

/s/ Timothy J. McReynolds INCORPORATOR